GEMSTAR RESOURCES LTD.
220 Decourcy Drive,
Gabriola Island, British Columbia, V0R 1X0
Tel: 604.831.2739 Fax: 604.831.2735

February 8, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC, 20549-7010

Attention: Mr. Karl Hiller, Branch Chief

Re:	Form 20-F for fiscal year ended January 31, 2007
Filed June 30, 2007
File No. 033-03328-D

Dear Mr. Hiller,

Further to our response letter dated January 25, 2008 and following additional verbal comments received during telephone conversation with Ms. Lily Dang of your office on February 7th, please refer to our continued response below.

Introductory Note

The clause “as requested by the Securities and Exchange Commission” has been removed.

Controls and Procedures

Item 15: The last sentence in the first paragraph was changed to read, “There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

Auditors’ Report

Item 17: Only the April 4, 2005 audit report of the former auditors, Moen and Company, will be included in the Form 20F/A for the year ended January 31, 2005. It is unnecessary to include the related 2005 financial statements since they were included in the May 18, 2007 audit report issued by the current auditors, Morgan and Company.

Signature

The signature date was changed to February 8, 2008

Certification Exhibits 12.1 and 12.2

The signature dates were changed to February 8, 2008

Sincerely yours,

GEMSTAR RESOURCES LTD

/s/ Darcy Krell

Darcy Krell,
Secretary and Chief Financial Officer